SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 19, 2009

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________)

Enclosure:	Partner Communications Announces Its Intention to Issue Notes through a Private Placement in Israel

PARTNER COMMUNICATIONS ANNOUNCES ITS INTENTION
TO ISSUE NOTES THROUGH A PRIVATE PLACEMENT IN ISRAEL

ROSH HA’AYIN, Israel, November 19, 2009 – Partner Communications Company Ltd. (“Partner” or “the Company”) (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announces that it is initiating a process to raise approximately NIS 360 million through a private placement of up to two series of unsecured non-convertible Series B and Series C notes (collectively, the “Notes”) to institutional investors in Israel (the “Offering”). The final amount that may be raised will be determined based on the results of the tender, as discussed below.

Series B notes will not be linked (principal and interest) to any currency or index. The principal amount of Series B Notes is expected to be repayable in four equal annual installments between 2012 and 2015 and bear interest at an annual rate of 5.5% until the listing of Series B Notes for trade on the Tel Aviv Stock Exchange (“TASE”), as discussed below.

Series C notes will be linked (principal and interest) to increases to the Israeli consumer price index. The principal amount of Series C Notes is expected to be repayable in four equal annual installments between 2013 and 2016 and bear interest at an annual rate of 4% until the listing of Series C Notes for trade on the TASE, as discussed below.

The interest rate to be borne by Series B Notes and Series C Notes following their listing for trade on the TASE will be determined in a tender to institutional investors in Israel which is expected to take place on or about November 25, 2009.

Partner intends to use the proceeds from the Offering for the refinancing of its debt and/or as a substitute for bank financing for the payment of dividend resulting from a planned capital reduction. Partner is considering a capital reduction in an amount that may vary between NIS 1 billion and up to NIS 1.4 billion and is expected to take place in 2010.

The Notes have been rated ilAA-/Stable, on a local scale, by Standard & Poor’s Maalot.

The Notes will be listed for trade on the “Institutional Retzef” a trading system for institutional investors in Israel. The Company has also undertaken to make best efforts to list the Notes for trade on the TASE until June 30, 2010. Nevertheless, in the event the Notes are not listed for trade on the TASE by such date, the interest rate applicable to the Notes prior to their listing as discussed above shall remain in effect until future listing of the Notes for trade on the TASE (if any).

The consummation of the Offering and its terms are subject to market conditions. Accordingly, there is no assurance at this stage that the Offering will be completed.

The Notes have not been, and will not be, registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements. This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Notes.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors”, “Item 4. – Information on the Company”, “Item 5. – Operating and Financial Review and Prospects”, “Item 8A. – Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the form 20-F filed with the SEC on April 27, 2009. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3million subscribers in Israel (as of September 30, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. (“Scailex”). Scailex’s shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on “Pink Quote” under the symbol SCIXF.PK. Scailex currently operates in three major domains of activity: 1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the three major cellular operators in Israel; 2) distribution and sale of various manufacturers’ mobile handsets, accessories and provision of maintenance services, through a chain of retail stores and booths (“Dynamic”), to end customers of Cellcom (as part of the acquisition of the controlling stake in Partner, Scailex announced to Cellcom the termination of the distribution agreement through Dynamic, effective July 1, 2010) and; (3) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:

Mr. Emanuel Avner	Mr. Oded Degany
Chief Financial Officer	V. P. Corporate Development, Strategy and IR
Tel: +972-54-7814951	Tel: +972-54-7814151
Fax: +972-54-7815961	Fax: +972-54 -7814161
E-mail: emanuel.avner@orange.co.il	E-mail: oded.degany@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: November 19, 2009